1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)

Date May 3, 2004	By	/s/ Liu Qiang

Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*

(stock code: 2600)

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

The Company was informed that due to an appointment by the Central Government for another position, Mr. Guo Shengkun, the Company’s chairman and executive director, has resigned from the position as the general manager of the Company’s controlling shareholder, Aluminum Corporation of China, with effect from 30 April 2004.

The Company was informed that due to an appointment by the Central Government for another position, Mr. Guo Shengkun, the Company’s chairman and executive director, has resigned from the position as the general manager of the Company’s controlling shareholder, Aluminum Corporation of China, with effect from 30 April 2004. This may affect Mr. Guo’s current positions in the Company. The Company will make the appropriate and necessary announcement in this regard in due course.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), neither is the board of directors of the Company (the “Board”) aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. Save as disclosed above, the Board is not aware of any other matter that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises Guo Shengkun, Xiong Weiping, Liang Zhongxiu, Yin Yufu, Wu Weicheng, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo.

Made by the order of the Board of Aluminum Corporation of Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary

Hong Kong, 3 May 2004

*	For identification only.